

October 5, 2011

Via Email
Lawrence Odell
Executive Vice President and General Counsel
First BanCorp.
1519 Ponce de Leon Avenue, Stop 23
Santurce, Puerto Rico 00908

> **Re:** **First BanCorp.**
> **Registration Statement on Form S-1**
> **Filed August 24, 2011**
> **File No. 333-176469**

Dear Mr. Odell:

We have reviewed your response letter dated September 28, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed August 24, 2011

General

1. We note your response to comment 3 in our letter dated September 15, 2011. Discretionary authority cannot be used to adjourn a meeting relating to a substantive matter. Please confirm that in the future you will include the adjournment to solicit additional proxies as a specific, separately enumerated item on the proxy card. We also note your representation regarding risk factor disclosure; we remind you that since you are in possession of all facts relating to the company's disclosure, you are responsible for the accuracy and adequacy of the disclosure you have made.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in

possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Counsel

cc: Linda L. Griggs
        Sean M. Donahue
            Morgan, Lewis & Bockius LLP